January 18, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Attention: Mr. Jeffrey Gordon

Re :	Form 10-K for the year ended December 31, 2008
Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009
File No. 0-51527

Dear Mr. Gordon:

On behalf of China Gengsheng Minerals, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter (the “Comment Letter”), dated December 1, 2009, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings by the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response: The Company will make additional disclosures or other revisions as requested by the comments, which are shown in this supplemental response. We will include these revisions in future filings.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 25

2.

Please discuss in detail the business reasons for the changes between periods in the financial statement line items of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate multiple reasons for changes in selling expenses as well as general and administrative expenses on page 26 but do not quantify the extent to which each factor affected the overall change in each of these line items. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Company Response: We will describe the business reasons for the changes between periods in the financial statement line items and indicate the extent to which income was so affected. The content in the revised MD&A is shown as below:

Results of Operations (Revised)

The following table summarizes the results of our operations during the fiscal years ended on December 31, 2008, 2007 and 2006, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years. All amounts, other than percentages, are in thousands of U.S. dollars.

	Years ended December 31,
	2008		2007		2006
		As a		As a		As a
	All	percentage of	All	percentage of	All	percentage of
	amounts	net revenues	amounts	net revenues	amounts	net revenues
	(in thousands of dollars, except percentage)
Statement of operations data:
Net sales	49,762	100%	39,693	100%	27,482	100%
Cost of sales	33,800	67.92%	23,627	59.52%	16,534	60.16%
Gross profit	15,962	32.08%	16,066	40.48%	10,948	39.84%
Operating expenses
Expenses for (recovery of) doubtful debt	91	0.18%	(253)	-0.64%	(58)	-0.21%
General & administrative expenses	4,378	8.79%	2,440	6.15%	2,412	8.78%
Amortization and depreciation	328	0.66%	221	0.56%	158	0.57%
Selling expenses	6,074	12.21%	4,739	11.94%	3,783	13.77%
Total operating expenses	10,871	21.85%	7,147	18.01%	6,295	22.91%
Net operating income	5,091	10.23%	8,919	22.47%	4,653	16.93%
Government grant income	75	0.15%	1,029	2.59%	33	0.12%
Interest income	37	0.07%	82	0.21%	9	0.03%
Other income	85	0.17%	5	0.01%	36	0.13%
Finance costs, net	(776)	-1.56%	(430)	-1.08%	(226)	-0.82%
Unusual charge-make good provision	-	-	(5,300)	-13.35%	-	0.00%
Income before income taxes and minority interests	4,512	9.07%	4,305	10.85%	4,505	16.39%
Income taxes	(465)	-0.93%	(1,265)	-3.19%	(7)	-0.03%
Minority Interests	9	0.018%	(41)	-0.10%	(2)	-0.01%
Net income	4,056	8.15%	2,999	7.56%	4,496	16.36%

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Sales revenues. Our sales revenues increased by $10.07 million, or 25.37%, to $49.76 million in 2008 from $39.69 million in 2007. The increase was mainly contributable to the increase of orders from our fracture proppant products, which we started to manufacture after completing the phase one construction of the fracture proppant line in 2007. In 2008, we sold approximately 14,000 tons of fracture proppant, which was a tenfold increase compared to the 1,378 tons sold in 2007. Meanwhile, the revenue from fracture proppant products reached $5.12 million, which is a significant increase from $0.45 million in 2007. In addition, we also raised the sales prices for our refractories products from $353 per ton to $410 per ton, which also contributed to a $5.04 million increase in sales revenues from $38.09 million to $43.13 million.

Cost of sales. Our cost of sales increased by $10.17 million, or 43.04%, to $33.8 million in 2008 from $23.63 million in 2007. As a percentage of net revenues, the cost of goods sold increased approximately by 8.4% to 67.92% in 2008, from 59.52% in 2007. This increase was mainly attributable to an overall 18.4% increase in the prices of our raw materials in 2008, including an approximately 106% increase in the price of refined bauxite, which we used more in 2008. In addition, we purchased higher quality finished goods to demonstrate better performance for our full-service customers in the fourth quarter of 2008 which also contributed to the higher costs of good sold in 2008.

Gross profit. Our gross profit decreased by $0.10 million, or 0.65%, to $15.96 million in 2008 from $16.07 million in 2007. Gross profit as a percentage of net revenues decreased by 8.4% to 32.08% in 2008 as compared to 40.48% in 2007, mainly due to the high increases in costs of goods sold exceeding the increase in revenues from higher sales prices and sales revenue in 2008. Our sales revenues did not increase as we expected due to a significant decline in demand for our refractories products from our major steel customers and the delay in production of our new fine precisions products, which was scheduled for production in the fourth quarter of 2008.

General and administrative expenses. Our general and administrative expenses increased by $1.94 million, or 79.41%, to $4.38 million in 2008 from $2.44 million in 2007. As a percentage of net revenues, general and administrative expenses increased by 2.65% to 8.79% in 2008, as compared to 6.15% in 2007. The increase in expenses were due to a $0.61 million increase in salaries and wages for more staff and laborers and higher pay rates, which resulted in a $0.09 million increase in employee welfare, a $0.35 million increase in research and development costs for more R&D projects, a $0.18 million increase in professional consulting expenses for SEC compliance, $0.25 million for our executives' overseas travel expenses in 2008 and $0.20 million for foreign exchange loss.

Selling expenses. Our selling expenses increased by $1.34 million, or 28.17%, to $6.07 million in 2008 from $4.74 million in 2007. Selling expenses as a percentage of net revenues increased by 0.27% to 12.21% in 2008 as compared to 11.94% in 2007. The increase in our selling expenses was mainly contributable to the $0.27 million increase in domestic traveling expenses for our sales staff for more marketing and business development activities and a $0.70 million increase in shipping costs from our selling activities and increased sales.

Amortization and depreciation. Our amortization and depreciation expenses increased by $0.11 million, or 48.28%, to $0.33 million in 2008 from $0.22 million in 2007. As a percentage of net revenues, amortization and depreciation expenses were slightly increased from 0.56% in 2007 to 0.66% in 2008. The increase in our amortization and depreciation expenses was mainly attributed to $0.60 million expenditures for vehicle and equipment purchased for Refractories for operating purposes.

Government grant income. Our government grants income decreased by $0.95 million, or 92.68%, to $0.08 million in 2008 from $1.03 million in 2007. As a percentage of net revenues, our government grant income was 0.59% in 2008 and 2.59% in 2007. This significant decrease was primarily due to the grant of $0.06 million we received in 2008 as incentive payment from the local government for the advanced technology subsidy paid to Refractories, which were significantly reduced due to budget restraints. In addition, in 2007 we received an incentive payment of $1.03 million from the local government for the successful backdoor listing and good performance by Refractories.

Finance costs. Our finance cost increased by $0.35 million, or 80.5%, to $0.78 million in 2008 from $0.43 million in 2007. As a percentage of net revenues, our government finance cost was 1.56% in 2008 and 1.08% in 2007. This significant increase was primarily due to a $0.32 million increase in discount interest for the effective collection of receivables and other operating capital needs.

Income before income taxes and minority interests. Our income before income taxes and minority interests increased by $0.2 million, or 4.81%, to $4.51 million in 2008 from $4.31 million in 2007. As a percentage of net revenues, our income before income taxes and minority interests decreased by 1.78% to 9.07% in 2008 as compared to 10.85% in 2007. This decrease of percentage was primarily attributable to the increases from the cost of goods sold, higher selling prices and general and administration expenses, which exceeded the increase in sales revenues in 2008.

Income taxes. We incurred income taxes of $0.47 million, a decrease of approximately $0.80 million or 63.22% in 2008, compared to $1.26 million in 2007. As a percentage of net revenues, our income taxes decreased by 2.26% to 0.93% in 2008 as compared to 3.19% in 2007. We paid fewer taxes in 2008 mainly because our income before income taxes was $4.51 million, which was significantly less than the $9.61 million (excluded the make good provisions of $5.3 million) in 2007. In addition, for our Refractories subsidiary, the tax rate was reduced from 15% to 12.5% because of the changes in the Chinese government tax policy, which decreased the tax rate for high-tech enterprises from 15% to 12.5% . The income from Duesail was exempted from the enterprise income tax for the fiscal year 2008 because the subsidiary enjoyed a period of tax exemption from 2007 to 2008.

Net income. Net income increased by $1.06 million, or 35.24%, to approximately $4.06 million in 2008 from approximately $3 million in 2007 due to the exclusion of the make good provision of $5.3 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales revenues. Our sales revenues increased by $12.21 million, or 44.43%, to $39.69 million in 2007 from $27.48 million in 2006. The increase was mainly contributed to a significant increase in orders from our existing refractory customers due to their increased demands in 2007. The increase in sales was driven by our comprehensive maintenance services that we provide along with sales of our products. Four new customers, namely Shanxi Zhongyu Steel, Nanchang Changli Steel, Anshan Baode Steel and Heilongjiang Jianlong Steel, have contributed $5.4 million to our sales, which accounted for approximately 13.6% of the total sales in fiscal year 2007.

Cost of sales. Our cost of sales increased by $7.09 million, or 42.9%, to $23.63 million in 2007 from $16.53 million in 2006. This increase was mainly attributable to the increase in sales as described above. As a percentage of net revenues, the cost of goods sold decreased by approximately 0.64% to 59.52% in 2007 from 60.16% in 2006. The decrease of such percentage was mainly due to the effective control of our production process, our decrease of materials waste and more competitive prices offered by our suppliers of raw materials.

Gross profit. Our gross profit increased by $5.12 million, or 46.76%, to $16.07 million in 2007 from $10.95 million in 2006. Gross profit as a percentage of net revenues increased by 0.64% in 2007 as compared to 39.84% in 2006 and was mainly due to the increase in our sales revenue and the relative decrease of our fixed costs. Such percentage increase also was due to the effective control of the production process, decrease in materials waste and the lower price offered by our suppliers on purchasing resale goods. Furthermore, the percentage of turnkey project revenue increased to 36.88% in 2007 from 35% in 2006. The increase in gross profit also was due to a decrease in the purchase cost and the increased sale volumes for outsourced shaped refractory products, which we do not produce ourselves but order from third parties and then resell to our customers. Our revenue from shaped refractory products increased $2.75 million, or 34.12%, to $10.8 million in 2007 from $8.06 million in 2006.

Expenses for (recovery of) doubtful debts. Our recovery of doubtful debts increased by $0.19 million to $0.25 million in 2007 from $0.06 million in 2006. This increase in our recovery of doubtful debts was attributable to the decrease of doubtful debts.

General and administrative expenses. Our general and administrative expenses increased by $0.03 million, or 1.2%, to $2.44 million in 2007 from $2.41 million in 2006. The increase of expenses was due to the increase in salaries for newly recruited executive officers and bonuses paid to employees for better sales performance in 2007. As a percentage of net revenues, general and administrative expenses decreased to 6.15% in 2007, as compared to 8.78% in 2006. This decrease in percentage was primarily due to effective cost cutting.

Unusual charge-make good provision. Our unusual charge-make good provision expenses on the Make Good Agreement increased by $5.3 million or 100% to $5.3 million in 2007 from $0 in 2006. The increase in make good provision expenses was mainly due to the achievements of the net income thresholds for 2007 and the the release of 1,656,067 shares by the escrow agent to the majority shareholder, which amounted to $5.3 million based on the fair value of the shares as of the date when the performance goals were met on December 31, 2007.

Amortization and depreciation. Our amortization and depreciation expenses increased by $63,562, or 40.28%, to $0.22 million in 2007 from $0.16 million in 2006. As a percentage of net revenues, expenses associated with amortization and depreciation were slightly decreased by 0.01% from 0.57% in 2006 to 0.56% in 2007. Such percentage decreased due to the fact that depreciation expenses did not increase with the increase of sales. The increase in our amortization and depreciation expenses was mainly attributed to the new subsidiary, Duesail, which commenced its business in 2006, and therefore Duesail incurred more depreciation expenses in 2007.

Selling expenses. Our selling expenses increased by $0.96 million, or 25.27%, to $4.74 million in 2007 from $3.78 million in 2006. The increase in our selling expenses resulted primarily from costs associated with the increase in our sales volume, which increased our transportation fee by 27.8% to $2.82 million. As a percentage of net revenues, selling expenses decreased by 1.83% in 2007 as compared with 2006 due largely to improved cost controls and a $0.33 million decrease of entertainment and advertising expenses from tighter internal control and effective marketing plans.

Government grant income. Our government grant income increased by $1 million, or 29 times to $1.03 million in 2007 from $33,251 in 2006. As a percentage of net revenues, our government grant income was 2.59% in 2007 and 0.12% in 2006. This increase was primarily because the local government rewarded the Company for the successful backdoor listing and good performance by Refractories.

Finance costs. Our finance costs increased by $203,626, or 90.01%, from $226,236 in 2006 to $429,862 in 2007. The increase was mainly due to the increase in loans from $1.9 million in 2006 to $11.5 million in 2007 for working capital purposes.

Income before income taxes and minority interests. Our income before income taxes and minority interests decreased by $0.2 million, or 4.3%, to $4.31 million in 2007 from $4.50 million in 2006. As a percentage of net revenues, our income before income taxes and minority interests decreased by 5.54% in 2007 as compared with 2006. This decrease was primarily attributable to the $5.3 million incurred pursuant to the escrow agreement.

Income taxes. We incurred income taxes of $1.27 million in 2007 compared to $7,010 in 2006. We paid more taxes in 2007 because we were entitled to a tax holiday in 2006, and in 2007, we were charged income tax at a rate of 15%.

Net income. Net income decreased by $1.5 million, or 32.39%, to approximately $3.0 million in 2007 from approximately $4.50 million in 2006 as a result of the factors described above.

Critical Accounting Policies, page 30
Allowance for doubtful accounts, page 31

3.

You disclose on page 25 that your cash flow has been significantly impacted due to delays in payment of your receivables from your major steel customers. In light of changes in the timeliness of your customers' payments, tightening of available credit in China and abroad as well as the current economic environment in general, please revise to disclose the factors you considered in determining that revisions to your historical provisioning policies were not necessary as of December 31, 2008. In your supplemental response, please also show us how the age of your outstanding receivables has changed from 2007 to 2008 and through the first nine months of 2009 so that we may more clearly understand the extent to which your aged receivable trends have or have not changed over time.

Company Response: We did not change the Company’s provisioning policies in 2008 after considering the following factors:

a)	our customers have solid reputations;
b)	the delay in payment was mostly temporary; and
c)	the overall macro environment in China for the steel industry will improve in the next year.

An aging analysis of outstanding receivables for the first nine months of 2009 and fiscal years of 2008 and 2007 is as follows:

	At September 30,		At December 31,		At December 31,
	2009		2008		2007

Within 1 year	$33,124,928	92%	$27,485,161	89%	$21,137,378	91%
Over 1 year but within 2 years	2,000,523	5%	2,038,494	7%	1,284,715	5%
Over 2 years but within 3 years	198,631	1%	507,774	2%	366,061	2%
Over 3 years	660,942	2%	647,480	2%	455,946	2%
	$35,985,024	100%	$30,678,909	100%	$23,244,100	100%

Item 15 - Exhibits and Financial Statement Schedules. page 43
Financial Statements, page F-l
Note 2 - Acquisition. page F -9

4.

Please disclose the amount of goodwill that you recorded as a result of your acquisition that is expected to be deductible for tax purposes as required by paragraph 52(c)(1) of SFAS 141. Also, disclose the amount of goodwill by reportable segment pursuant to paragraph 52(c)(2) of SFAS 141.

Company Response: The goodwill identified upon the acquisition of 100% equity interest in Guizhou Southeast Prefecture Gengsheng New Materials Co., Ltd (“Prefecture”) amounted to $441,089, which represents the excess of the purchase price of $875,400 over the fair value of acquired identifiable net assets of Prefecture of $434,311 at the time of acquisition. Such goodwill is not deductible for income tax purposes in China and all of which is assigned to Monolithic refractory segment.

Note 3 - Summary of Significant Accounting Policies, page F-IO
Revenue Recognition. page F-13

5.

You disclose on page 6 that you provide full-service customers with product installation, testing, maintenance, repair and replacement. Please revise your revenue recognition accounting policy footnote to clarify when you recognize revenues for each of these components. Please also clarify if you provide all of these services for one fixed fee or if you charge separately for certain components. Please refer to paragraph 18 of EITF 00-21.

Company Response: The Company has two major types of sales:

1)

Pure products sales – Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to and accepted by customers.

2)

Products sales with installation, testing, maintenance, repair and replacement – This kind of contract is signed as whole such that all of these services are provided for one fixed fee, and it does not separate the components of products, installation, testing, maintenance, repair and replacement. After delivery of products/materials to customers, the Company will do the installation and testing works, which takes one to two days, before acceptance and usage by customers. The product life cycle is very short and can normally be used for 80 cycles of production by customers (about two to three days). Thereafter the customers will need maintenance, repair and replacement of the Company’s materials. For each maintenance, repair and replacement, the Company will supply materials and do the installation and testing works again, which are regarded as separate sales by the Company. In other words, the Company will have sales to this kind of customers every couple of days. This kind of sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the installation work and testing are completed and after acceptance by customers.

Warranty, page F-13

6.

We note that as your sales have nearly doubled over the past three years, your warranty expenses have also increased from $77,000 for the year ended December 31, 2006 to $231,000 for the year ended December 31, 2008. Since the amount of annual warranty expense is becoming increasingly more material to your net income, please tell us the facts and circumstances under which you would deem it appropriate to begin accruing for warranty expenses at the time of sale.

Company Response: The actual warranty expenses amounted to $231,000, $114,000 and $77,000 for fiscal years 2008, 2007 and 2006, respectively. They represent 0.5%, 0.3% and 0.3% of sales revenue and 5.7%, 3.8% and 1.7% of net income for fiscal years 2008, 2007 and 2006, respectively. The Company will begin accruing for warranty expenses at the time of sale when the warranty programs reach 10% of total sales or warranty expenses reach to 10% of net income.

Fair Value of Financial Instruments, page F-15

7.	Please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157. Please revise or advise.

Company Response: SFAS 157 “Fair Value Measurements” requires the reporting entity to make the required disclosure for the assets and liabilities that are measured/recognized at fair value on a recurring basis in periods subsequent to initial recognition. As the Company did not have any assets and liabilities measured/recognized at fair value on a recurring basis subsequent to initial recognition, the Company did not make the required disclosure.

Note 21 - Commitments and Contingencies, page F-26

8.

Please revise to disclose the approximate terms of your guarantees, the events or circumstances that would require you to perform under the guarantees as well as the nature of any recourse provisions and assets held as collateral. Please refer to paragraphs l3(a) and l3(d) of FIN 45.

Company Response: The guarantee had no any recourse provision and no assets held as collateral. We will revise the notes to the Company’s financial statements in future filings. The revised disclosure is as follows:

(b) The Company guaranteed the following debts of third parties, which is summarized as follows:

	As of December 31,
	2008	2007

Guarantees	$26,479,350	$13,984,200

As of December 31, 2008, the Company has provided various financial guarantees in respect of loans made by finance companies and banks to third parties which expiring in late 2009. If the third parties fail to perform under their contractual obligation, the Company will make future payments including the contractual principal amounts, related interest and penalties.

Management has assessed the fair value of the obligations arising from the above financial guarantees and considered it is immaterial for the Company. Therefore, no obligation in respect to the above guarantees was recognized as of December 31, 2008 and December 31, 2007.

Exhibit 31 – Certifications

9.	We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601 (b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the December 31,2008 Form 10-K. Please remove their titles from the introductory sentence of the certifications required by Item 60 1(b)(31) of Regulation S-K. In addition, you have made certain modifications to paragraph 4(d) of your certifications. Please revise your certifications to conform to the format provided in Item 601 (b)(31) of Regulation S-K.

Company Response: We will provide the following certifications in our future filings:

Certification Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)
as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Shunqing Zhang, certify that:

1.	I have reviewed this annual report on Form 10-K of China Gengsheng Minerals, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: __________________	/s/ Shunqing Zhang
Shunqing Zhang
Chief Executive Officer

Certification Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)
as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Hongfeng Jin, certify that:

1.	I have reviewed this annual report on Form 10-K of China Gengsheng Minerals, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

6.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: ______________	/s/ Hongfeng Jin
Hongfeng Jin
Chief Financial Officer

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

10.	Please address the above comments in your interim filings as well, as applicable.

Company Response: We will revise future filings to address the above comments as applicable.

Item 1- Financial Statements, page 4
General

11.

Please revise to include the reconciliation required by paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Refer also to Rule 3-04 of Regulation S-X.

Company Response: We will add a note to the Company’s financial statements in future filings to include the reconciliation for each reporting period. The reconciliation is as follows:

	China Gengsheng Minerals, Inc. Stockholders
				Accumulated
			Statutory	Other
	Common	Paid-in	And Other	Comprehensive	Retained	Noncontrolling	Comprehensive
	Stock	Capital	Reserves	Income	Earnings	Interest	Income	Total

Balance, December 31, 2008	$24,038	$19,608,044	$7,207,206	$4,355,605	$12,078,137	$175,731	$-	$43,448,761
Comprehensive income:
Net income	-	-	-	-	4,664,760	76,485	-	4,741,245
Other comprehensive income	-	-	-	3,557	-	1	3,558	3,558
Comprehensive income								4,744,803
Balance, September 30, 2009	$24,038	$19,608,044	$7,207,206	$4,359,162	$16,742,897	$252,217	$3,558	$48193,564

Condensed Consolidated Statements of Cash Flows, page 6

12.	Please revise your statements of cash flows to begin with net income which now includes income attributable to noncontrolling interests. Refer to paragraph 28 of SFAS 95.

Company Response: We will revise the statements of cash flows in future filings to begin with net income which includes income attributable to noncontrolling interests. The revised statements of cash flows for the nine months ended September 30, 2009 are as follows:

China Gengsheng Minerals, Inc.
Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2009	2008
(Stated in US Dollars)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$4,741,246 $	4,707,905
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	689,917	654,461
Amortization of land use right	15,982	16,282
Deferred taxes	23,123	2,443
Government grant income	(813,838)	-
Loss on disposal of property plant and equipment	1,062	-
Write back of unsecured interest-bearing loan	(219,885)	-
Changes in operating assets and liabilities:
Restricted cash	(6,156,780)	(1,720,440)
Trade receivables	(5,302,136)	(4,444,439)
Bills receivables	(883,432)	5,816,915
Other receivables and prepayments	(2,001,926)	(1,108,402)
Inventories	147,181	(3,660,509)
Other payables and accrued expenses	(1,153,321)	2,705,555
Trade payables	1,096,155	2,371,340
Bills payables	6,449,960	3,440,880
Income tax payable	53,422	(290,439)
Net cash flows (used in) provided by operating activities	(3,313,270)	8,491,552

Cash flows from investing activities
Payments for deposits of acquisition of land use right	(216,798)	-
Payments for acquisition of property, plant and equipment	(5,179,541)	(4,494,284)
Proceeds from disposal of property, plant and equipment	116,498	-
Net cash paid to acquire an subsidiary	-	(875,294)
Net cash flows used in investing activities	(5,279,841)	(5,369,578)

Cash flows from financing activities
Proceeds from bank loans	14,805,590	-
Repayment of bank loans	(3,738,045)	(4,917,591)
Repayment to a director	(2,386,025)	-
Repayment of non-interest-bearing loans	-	(208,802)
Government grant received	813,838	645,165
Net cash flows provided by (used in) financing activities	9,495,358	(4,481,228)

Effect of foreign currency translation on cash and cash equivalents	676	(38,795)

Net increase (decrease) in cash and cash equivalents	902,923	(1,398,049)
Cash and cash equivalents - beginning of period	955,732	1,964,390

Cash and cash equivalents - end of period	$1,858,655	$566,341

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$648,622	$637,130
Income taxes	$310,978	$768,911

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in their filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212) 704-6063 or Jie Xiu at (212) 704-6018 in case of any further comments or questions in this regard. Their fax number is (212) 704-5904.

Sincerely,

/s/ Shunqing Zhang
Shunqing Zhang
Chief Executive Officer and Chairman